                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                                 RES-CARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    760943100
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      760943100                                                   13G

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James R. Fornear
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) ( X ) (b) ( )
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen

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           Number of           5.       SOLE VOTING POWER
           Shares                       1,204,128
           Beneficially        -------------------------------------------------
           Owned By            6.       SHARED VOTING POWER
           Each                         1,597,000
           Reporting           -------------------------------------------------
           Person              7.       SOLE DISPOSITIVE POWER
           With                         1,204,128
                               -------------------------------------------------
                               8.       SHARED DISPOSITIVE POWER
                                        1,597,000
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,801,128
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*     ( X )

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.8%
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12.      TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.      760943100                                                   13G

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Margaret H. Fornear
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( X ) (b) ( )

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
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           Number of                 5.       SOLE VOTING POWER
           Shares                             649,676
           Beneficially              -------------------------------------------
           Owned By                  6.       SHARED VOTING POWER
           Each                               750,000
           Reporting                 -------------------------------------------
           Person                    7.       SOLE DISPOSITIVE POWER
           With                               649,676
                                     -------------------------------------------
                                     8.       SHARED DISPOSITIVE POWER
                                              750,000
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,399,676
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*     ( X )

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%
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12.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


Item 1(a).      Name of Issuer:
                Res-Care, Inc.

Item 1(b).      Name of Issuer's Principal Executive Offices:
                10140 Linn Station Road
                Louisville, KY  40223

Item 2(a).      Name of Person Filing:
                James R. Fornear on behalf of a group consisting of James R. Fornear and Margaret H. Fornear.

Item 2(b).      Address or Principal Business Office or, if None, Residence:
                4331 U.S. Highway 60 East
                Marion, KY  42064

Item 2(c).      Citizenship:
                United States Citizen

Item 2(d).      Title Class of Securities:
                Common Stock

Item 2(e).      CUSIP Number:
                760943100

Item 3.         Not applicable.

Item 4.         Ownership:
                  (a)   Amount Beneficially Owned:                                             James R. Fornear - 2,801,128
                                                                                               Margaret H. Fornear - 1,399,676

                  (b)   Percent of Class:                                                      James R. Fornear - 14.8%
                                                                                               Margaret H. Fornear - 7.4%

                  (c) Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:                      James R. Fornear - 1,204,128
                                                                                               Margaret H. Fornear - 649,676


                        (ii)    shared power to vote or to direct the vote:                    James R. Fornear - 1,597,000
                                                                                               Margaret H. Fornear - 750,000

                        (iii)   sole power to dispose or to direct the
                                disposition of:                                                James R. Fornear - 1,204,128
                                                                                               Margaret H. Fornear - 649,676

                        (iv)    shared power to dispose or to direct the
                                disposition of:                                                James R. Fornear - 1,597,000
                                                                                               Margaret H. Fornear - 750,000


Item 5.         Ownership of Five Percent or Less of a Class.
                Not applicable.

Item 6.         Ownership of more than Five Percent on Behalf of Another Person.
                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                Not applicable.

Item 8.         Identification and Classification of Members of the Group.
                See attached Exhibit A and Exhibit B.

Item 9.         Notice of Dissolution of Group.
                Not applicable.

Item 10.        Certification.
                Not applicable.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February 15, 1999
                                   ------------------------------------
                                   Date


                                            /S/ James R. Fornear
                                   ------------------------------------
                                   Signature


                                   James R. Fornear
                                   ------------------------------------
                                   Name/Title

                                                                       EXHIBIT A


                                James R. Fornear


                               Margaret H. Fornear

                                                                       EXHIBIT B
                                                                       ---------



                             RULE 13D-1(e) AGREEMENT


         The undersigned persons on this 12th day of February, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Res-Care, Inc. at December 31, 1998.





                                           /S/ James R. Fornear
                                    ------------------------------------
                                    James R. Fornear



                                           /S/ Margaret H. Fornear
                                    ------------------------------------
                                    Margaret H. Fornear